ASML Reports Transactions Under Its Current Share Buyback Program

VELDHOVEN, the Netherlands – ASML Holding N.V. (ASML) reports the following transactions, conducted under ASML's current share buyback program.

Date	Total repurchased shares	Weighted average price	Total repurchased value
24-Jul-17	16,000	131.60	2,105,522.00
25-Jul-17	40,000	131.54	5,261,487.96
26-Jul-17	8,000	131.20	1,049,637.40
27-Jul-17	15,000	132.15	1,982,285.00
28-Jul-17	80,000	129.54	10,363,115.92

ASML’s current share buyback program was announced on 20 January 2016, and details are available on our website at https://www.asml.com/investors/share-buyback/en/s25436
This regular update of the transactions conducted under the buyback program is to be made public under the Market Abuse Regulation (Nr. 596/2014).